UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number 001-42647

ETORO GROUP LTD.
(Translation of registrant’s name into English)

30 Sheshet Hayamim St., Bnei Brak, Israel 5120261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Explanatory Note

On June 10, 2025, eToro Group Ltd. (the “Company”) issued a press release titled “eToro Reports First Quarter 2025 Results.” A copy of the press release is furnished as Exhibit 99.1 herewith.

Incorporation By Reference

The unaudited condensed consolidated balance sheet, unaudited condensed consolidated statement of profit or loss and other comprehensive income (loss), unaudited condensed consolidated statement of cash flows and unaudited reconciliation of non-GAAP metrics contained in the press release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-287430) (including any prospectuses forming a part of such registration statement), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated June 10, 2025 titled “eToro Reports First Quarter 2025 Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETORO GROUP LTD.
(Registrant)

Date:	June 10, 2025	By:	/s/ Jonathan Alexander Assia
			Name:	Jonathan Alexander Assia
			Title:	Chief Executive Officer

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